Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-202180

SUPPLEMENT, DATED JUNE 18, 2015

(To Proxy Statement/Prospectus Dated May 14, 2015)

ABOUT THIS DOCUMENT

This document updates and supplements the proxy statement/prospectus dated May 14, 2015 (the “Proxy Statement/Prospectus”), that was sent to stockholders of Cover-All Technologies Inc. (“Cover-All”) to consider and vote on the approval and adoption of the Agreement and Plan of Merger, dated as of December 14, 2014 and amended on February 18, 2015 (the “Merger Agreement”), by and between Majesco and Cover-All, and related matters to be voted on at a special meeting to be held on June 22, 2015, and at any adjournment or postponement thereof. The Proxy Statement/Prospectus also relates to the offering of shares of Majesco common stock, par value $0.002 per share (the “Majesco common stock”), to be issued to the Cover-All stockholders in connection with the merger of Cover-All with and into Majesco (the “Merger”).

The purpose of this Supplement is to update and supplement the Prospectus with the information contained in the Majesco press release announcing information regarding Majesco’s results of operations and financial condition for the fourth quarter and fiscal year ended March 31, 2015 (the “Press Release”). A copy of the Press Release is attached as part of this Supplement. This Supplement also updates and supplements our Proxy Statement/Prospectus to confirm that, as referenced in the Proxy Statement/Prospectus, an aggregate of 227,500 out-of-the-money options for shares of Cover-All common stock expired on June 1, 2015. As previously disclosed therefore, the Exchange Ratio (as defined in the Proxy Statement/Prospectus) adjusted to 0.21641 shares of Majesco common stock for one share of Cover-All common stock.

This Supplement should be read in conjunction with the Proxy Statement/Prospectus, which is to be delivered with this Supplement. This supplement updates, amends and supplements the information included or incorporated by reference in the Proxy Statement/Prospectus. If there is any inconsistency between any information in the Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement.

This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto.

You should read carefully and in its entirety the Proxy Statement/Prospectus and all accompanying annexes and exhibits, including this Supplement. Please pay particular attention to the section entitled “Risk Factors” beginning on page 39 of the Proxy Statement/Prospectus for a discussion of the risks related to the Merger, the combined company following completion of the Merger and the business and operations of each of Majesco and Cover-All Technologies Inc. Please also refer to how Cover-All stockholders may vote their Cover-All shares, or change or revoke their vote, in connection with the Merger and related matters.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Merger or determined if the Proxy Statement/Prospectus or this Supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is June 18, 2015

Majesco Announces Financial Results for its Fourth Quarter and Fiscal
Year Ended March 31, 2015

FY2014-15 Total Revenue at $79.28 million

New York, USA – June 18, 2015: Majesco, a provider of technology solutions for Life & Annuity and Property & Casualty Insurers and Financial Services businesses, announced its financial results for the fourth quarter and financial year ended March 31, 2015 today. Majesco offers an integrated portfolio of software and services to the insurance industry, including: core insurance software, consulting, application development, systems integration, application management outsourcing, testing, data warehousing and business intelligence and legacy modernization.

Commenting on the results, Mr. Ketan Mehta, Founder Director and CEO, Majesco, said: “It has been a milestone year for Majesco in building a solid foundation for the future by demerging Majesco from Mastek, exclusively focusing it on the insurance domain, completing the acquisition of Agile Technologies and most of the legal formalities regarding the Cover-All Technologies merger with Majesco. The regulatory and financial work relating to listing Majesco on the NYSE-MKT post completion of the Cover-All Technologies merger with Majesco is largely completed. The exclusive focus on insurance is showing very good traction both internally and externally. The Agile team is now part of the Majesco Consulting Group which is received very well by customers and the industry. We see a good new deal momentum and continue to invest aggressively in our products and solutions to fully tap exciting growth opportunities. We are excited about our potential and will be hosting an investor conference call to discuss recent developments and answer investor questions in July. Details of the call will be announced in the coming weeks.”

Review of financial performance highlights for the quarter ended March 31, 2015

On a quarter-on-quarter basis:

•	Revenue was $21.72 million during the fourth quarter ended March 31, 2015 as compared to $21.61 million during the previous quarter, reflecting an increase of 0.51%.

•	The Company reported Adjusted EBITDA of $1.40 million (6.43% of revenue) in the quarter ended March 31, 2015 as compared to Adjusted EBITDA of $2.64 million (12.23% of revenue) in the previous quarter. EBITDA and Adjusted EBITDA are non GAAP measures and their reconciliation to GAAP is given in the table below.

•	Net loss stood at $0.94 million in the quarter ended March 31, 2015 as compared to a net profit of $1.37 million in the previous quarter. Without the impact of exceptional costs of $1.46 million explained in the operational highlights below, Majesco would have had a net profit of $0.52 million in the quarter ended March 31, 2015 as compared to a net profit of $1.98 million for the quarter ended December 31, 2014.

•	The product research & development expense in the Profit and Loss account during the quarter ended March 31, 2015 was at $2.48 million (11.42% of revenue) as compared to $2.30 million (10.64% of revenue) in the previous quarter.

Review of financial performance highlights for the fiscal year ended March 31, 2015:

•	Revenue was $79.28 million for the fiscal year ended March 31, 2015 (“fiscal 2015”) as compared to $82.84 million in the fiscal year ended March 31, 2014 (“fiscal 2014”), reflecting a decrease of 4.30%. The decrease in revenue is mainly attributed to a decline in the legacy non-insurance services business by $5.43 million and a reduction of $5.41 million in the life & annuities business due to the ramp down of a project caused by the reprioritization by a customer, which were offset by an increase in the property & casualty business due to good momentum in the mid-market segment.

•	Adjusted EBITDA was $2.99 million (3.78% of revenue) for fiscal 2015 as compared to Adjusted EBITDA of $6.76 million (8.16% of revenue) in fiscal 2014. EBITDA and Adjusted EBITDA are non GAAP measures and their reconciliation to GAAP is given in the table below.

•	Net loss stood at $0.65 million for fiscal 2015 as compared to net profit of $2.92 million for fiscal 2014. Without the impact of the exceptional costs of $2.53 million explained in the operational highlights below, Majesco would have had a net profit of $1.88 million for fiscal 2015 as compared to a net profit of $2.92 million for fiscal 2014.

•	The product research & development expense in the Profit and Loss account during fiscal 2015 was $10.34 million (13.04% of revenue) as compared to $10.10 million (12.19% of revenue) in fiscal 2014.

Operating highlights

•	Number of customers billed: The total number of customers of Majesco billed during the fiscal year ended March 31, 2015 on a worldwide basis was 108, including customers from the Agile Technologies business acquisition.

•	12 month order backlog: Majesco’s 12-month order backlog was $48.9 million as of March 31, 2015 as compared to $44.9 million as of December 31, 2014, reflecting an increase of 8.9%.

•	Exceptional costs: Majesco incurred the following exceptional costs during the fourth quarter ended March 31, 2015 and for the fiscal year ended March 31, 2015:

Cost Item ($ million)	For the Quarter Ended March 31, 2015	For the Year Ended March 31, 2015
Restructuring Costs (1)	0.05	1.12
Reversal of accrued revenue(2)	1.41	1.41
Total Exceptional Costs	1.46	2.53

(1)	Costs related to the merger with Cover-All Technologies and the listing of the Majesco common stock on the NYSE-MKT in connection with the merger.

(2)	Exceptional provision for reversal of accrued revenue in respect of a project in the India Asia Pacific geography which could potentially be terminated by a client.

•	Employees: As of March 31, 2015, Majesco had a total of 1,781 employees.

•	Cash & Cash Equivalents: Majesco’s cash and short-term investments stood at $6.53 million as of March 31, 2015 as compared to $10.04 million as of March 31, 2014.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use EBITDA as a supplemental measure of operating performance. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance. We define Adjusted EBITDA as EBITDA before one-time non-recurring exceptional costs related to the merger with Cover-All Technologies and the listing of the Majesco common stock on the NYSE-MKT in connection with the merger and an exceptional provision for reversal of accrued revenue in respect of a project in the India Asia Pacific geography which could potentially be terminated by a client.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and when assessing Majesco’s operating performance, investors should not consider EBITDA or Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect our actual cash expenditures. Other companies may calculate similar measures differently than Majesco, limiting their usefulness as comparative tools. We compensate for these limitations by relying on U.S. GAAP results and using EBITDA and Adjusted EBITDA only supplementally.

Reconciliation tables of EBITDA and Adjusted EBITDA as used in this press release to GAAP are included in the table below.

The following is an unaudited reconciliation of U.S. GAAP net income to EBITDA and Adjusted EBITDA for the fiscal years ended March 31, 2015 and March 31, 2014, the fourth quarter ended March 31, 2015 and the third quarter ended December 31, 2014:

(U.S. dollars; in thousands):	Fiscal Year Ended March 31, 2015	Fiscal Year Ended March 31, 2014	Fourth Quarter Ended March 31, 2015	Third Quarter Ended Dec 31, 2014
Net Income (loss)	$(651)	$2,920	$(935)	$1,368
Add:
Provision (benefit) for income taxes	(141)	1,893	372	493
Depreciation and amortization	2,425	2,522	826	527
Interest expense	200	63	140	33
Less:
Interest income	185	89	154	13
Other income (expenses), net	1,181	546	307	372
EBITDA	$467	$6,763	$(58)	$2,038
Add: Exceptional Costs	2,530	—	1,455	605
Adjusted EBITDA	2,997	6,763	1,397	2,643
Revenue	79,282	82,837	21,716	21,610

Adjusted EBITDA as a % of Revenue	3.78%	8.16%	6.43%	12.23%

Cautionary Language Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act. All statements other than statements of historical fact could be deemed forward-looking statements. Statements that include words such as “may,” “will,” “might,” “projects,” “expects,” “plans,” “believes,” “anticipates,” “targets,” “intends,” “hopes,” “aims,” “can,” “should,” “could,” “would,” “goal,” “potential,” “approximately,” “estimate,” “pro forma,” “continue” or “pursue” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of management, are not guarantees of performance and are subject to significant risks and uncertainty. These forward-looking statements should not be relied upon as predictions of future events and Majesco cannot assure you that the events or circumstances discussed or reflected in these statements will be achieved or will occur. Furthermore, if such forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Majesco or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth Majesco’s Registration Statement on Form S-4 and in the reports that it files from time to time with the Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those described in forward-looking statements contained herein include, but are not limited to: (i) the expected timetable for completing the merger of Cover-All Technologies Inc. with Majesco and the transactions contemplated by such merger; (ii) the possibility that such merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, such as obtaining regulatory approval; (iii) the potential value created by the merger and the possibility that the projected value creation and efficiencies from the merger will not be realized, or will not be realized within the expected time period; (iv) the combined company’s ability to raise future capital as needed to fund its operations and business plan; (v) the risk that the businesses of Cover-All Technologies Inc. and Majesco will not be integrated successfully; (vi) the risk that unexpected costs will be incurred in connection with the merger; (vii) changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; (viii) the ability to successfully obtain authorization for the listing of the combined company’s securities on the NYSE MKT; (ix) the potential of the combined company’s technology platform; (x) the combined company’s ability to achieve increased market acceptance for its product and service offerings and penetrate new markets; (xi) the ability of the combined company to protect its intellectual property rights; (xii) competition from other providers and products; (xiii) disruption from the merger making it more difficult to maintain business, customer, supplier and operational relationships; (xiv) the combined company’s exposure to additional scrutiny and increased expenses as a result of being a public company that is no longer a small reporting issuer; and (xv) the combined company’s ability to identify and complete acquisitions, manage growth and integrate future acquisitions.

In addition, various important risks and uncertainties affecting Majesco may cause the actual results of Majesco to differ materially from the results indicated by the forward-looking statements in this press release, including, without limitation: (i) the financial condition, financing requirements, prospects and cash flow of Majesco; (ii) expectations regarding potential growth and ability to implement short and long-term strategies; (iii) the risk of loss of strategic relationships; (iv) Majesco’s ability to compete successfully; (v) dependence on a limited number of key customers; (vi) worldwide political, economic or business conditions; (vii) changes in technology; (viii) changes in laws or regulations affecting the insurance industry in particular; (ix) restrictions on immigration; (x) the inability to achieve sustained profitability; (xi) the ability to obtain, use or successfully integrate third-party licensed technology; (xii) the ability and cost of retaining and recruiting key personnel or the risk of loss of such key personnel; (xiii) the ability to attract new clients and retain them and the risk of loss of large customers; (xiv) continued compliance with evolving laws; (xv) ability to maintain or protect intellectual property; (xvi) unauthorized disclosure of sensitive or confidential client and customer data and cybersecurity; (xvii) ability of our customers to internally develop new inventions and competitive products; and (xviii) diversion of management’s attention to the merger rather than regular operation of the business.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Majesco disclaims any obligation to publicly update or release any revisions to these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law.

Majesco Contact:

Majesco
Ashwin Rodrigues
Director — Global Marketing
Phone: +1-646-731-1078
Email: ashwin.rodrigues@majesco.com

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

In connection with the proposed transaction between Cover-All and Majesco, Cover-All and Majesco filed relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Majesco that includes a proxy statement of Cover-All that also constitutes a prospectus of Majesco. The definitive proxy statement/prospectus will be mailed to Cover-All’s stockholders when it becomes available. Majesco and Cover-All will each also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT COVER-ALL, MAJESCO AND THE PROPOSED TRANSACTION.

Investors and security holders can obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Majesco or Cover-All through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cover-All are also available free of charge on Cover-All’s website at http://www.cover-all.com/ or by contacting Ann Massey, Chief Financial Officer, Cover-All Technologies Inc., at 412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960 or by e-mail at amassey@cover-all.com. Copies of documents filed with the SEC by Majesco are also available free of charge on Majesco’s website at http://www.Majesco.com/ or by contacting Attn.: Lori Stanley, 5 Penn Plaza, 14th Floor, New York, NY 10001, or by e-mail at lori.stanley@majesco.com.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Cover-All, Majesco, their respective directors and certain of their respective executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS, INCLUDING COVER-ALL’S AND MAJESCO’S DIRECTORS AND EXECUTIVE OFFICERS, AND A MORE COMPLETE DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED TRANSACTION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS FILED BY COVER-ALL AND MAJESCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION. These documents can be obtained free of charge from the respective sources indicated above.

NON-SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of Majesco or Cover-All, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or as otherwise permitted under the Securities Act or the rules promulgated thereunder. This communication does not constitute the solicitation of any vote or approval.

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